LATHAM & WATKINS

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004-1304

Tel: 202.637.2200	Fax: 202.637.2201

October 15, 2007

VIA EDGAR CORRESPONDENCE

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kimco Realty Corporation

Definitive 14A filed April 6, 2007

File No. 001-10899

Dear Ms. Gowetski:

On behalf of our client, Kimco Realty Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by facsimile on August 21, 2007, to the Company’s Company’s definitive Proxy Statement on Schedule 14A, filed April 6, 2007 (the “Proxy Statement”). For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Executive Compensation and Transactions with Management and Others, page 9

1.

The Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it. Refer to Release 8732A, Section II.B.1. Please revise your disclosure so that your Compensation Discussion and Analysis precedes the tables required by Item 402 of Regulation S-K.

Response:

The Company will, in future filings, revise its disclosure so that the Compensation Discussion and Analysis precedes the tables required by Item 402 of Regulation S-K.

Summary Compensation Table, page 10

2.

We note footnote (2) to the summary compensation table and the statement that “[p]ortions of awards over several years are included.” Please expand your disclosure to clarify what you mean by your statement.

Response:

The Company will expand the disclosure in this footnote to clarify, in future filings, that the amounts shown in the corresponding column of the summary compensation table represent the compensation cost to the Company in 2006 of equity awards over the requisite service period pursuant to Statement of Financial Accounting Standards No. 123, “Share-Based Payment” (Revised 2004) (“FAS 123R”), which reflects the compensation cost of equity awards granted over several years. The Company included the footnote to the summary compensation table to clarify that the relevant column of the summary compensation table included the value attributed in 2006 to equity awards that were granted over multiple years (and not only in 2006). Release No. 33-8732A (Aug. 29, 2006) initially required registrants to present in the summary compensation table the value of equity awards based upon the “fair value on the date of grant, as determined under FAS 123R.” See Release No. 33-8732A, at II.A.2.a. Subsequently, however, the disclosure requirement changed to require the summary compensation table to present the value of equity awards based upon the “compensation cost of those awards over the requisite service period, as described in FAS 123R.” See Release No. 33-8765 (Dec. 22, 2006), at II. As a result of the evolution of this disclosure requirement, the Company believes that some uncertainty may have arisen among investors with respect to the equity award amounts reported in the summary compensation table. The Company believes that some investors may have erroneously understood that such amounts reflected the value of awards made in 2006 only, as initially required under Release No. 33-8732A. As a result, the Company included footnote (2) to the summary compensation table in an effort to clarify that the amount disclosed in this column reflected equity awards made over several years, rather than in 2006 only. As proposed, the Company’s expanded disclosure will clarify that these amounts represent the compensation cost to the Company in 2006 of equity awards over the requisite service period in accordance with FAS 123R, reflecting the 2006 compensation cost of equity awards granted over several years.

3.

We note your disclosure on pages 14 and 21 that each year Mr. Friedman is entitled to a bonus equal to the lesser of (i) 15% of the Profits from your development subsidiary or (ii) $450,000. In the Compensation Discussion and Analysis, please analyze how Mr. Friedman’s bonus was determined. Mr. Friedman’s 2006 bonus appears to be included in column (g) of the summary compensation table and is greater than $450,000. Please explain how the bonus amount was determined given the formula and provide a brief definition of “Profits” as such term is defined in Mr. Friedman’s employment agreement.

Response:

The Company will explain in future filings that Mr. Friedman received a $600,000 bonus award in 2006 because the Executive Compensation Committee (the “Committee”) of the Board of Directors of the Company determined, in the exercise of its discretion, that Mr. Friedman’s performance in 2006 merited a bonus award in excess of the minimum award of $450,000 guaranteed to Mr. Friedman under his employment agreement. As indicated on pages 14 and 21 of the Proxy Statement, Mr. Friedman’s bonus may exceed $450,000 if “the

Executive Compensation Committee of the Board so states in writing” and the “Committee may decide to pay Mr. Friedman a bonus above $450,000.”

As disclosed on page 19 of the Proxy Statement, the Committee awarded a $600,000 bonus to Mr. Friedman in respect of his 2006 performance based upon the success of the Company’s real estate development program under Mr. Friedman’s oversight responsibility. The Company will, in future filings, further explain that the Committee applied its judgment with respect to qualitative factors relevant to the Committee’s assessment of Mr. Friedman’s performance, such as his track record of setting and achieving goals within his areas of responsibility, leadership and mentoring junior executives and overall contribution to the Company’s business.

In addition, the Company will, in future filings, include a brief definition of “Profits” as that term is defined in Mr. Friedman’s employment agreement. Specifically, the employment agreement provides that the development subsidiary Profits that are evaluated for purposes of calculating Mr. Friedman’s guaranteed minimum bonus are calculated by the Company for each development subsidiary project that is, in whole or in part, either sold or is subject to a written contract of sale which, in the Company’s reasonable judgment, is likely to be sold, such Profit to be determined by the Company in accordance with the development subsidiary’s books and records and also in accordance with generally accepted accounting principles. The employment agreement further provides that, consistent with the Company’s past practice in the determination of Profit, the Company shall determine Profit without consideration or offset for taxes, and the Company shall continue to earn a 10% priority return on all funds contributed to a project, whether in the form of debt or equity capital. As a result, the development subsidiary Profits that are evaluated for purposes of calculating Mr. Friedman’s guaranteed minimum bonus reflect a deduction of the Company’s 10% priority return as well as amounts payable to any investment partners involved in the applicable transaction.

Potential Payments upon Termination or Change in Control, page 14

4.

We note that each of Messrs. Flynn, Friedman and Pappagallo would be entitled to a lump-sum payment if such individual is terminated without cause or resigns within sixty days following a “change-in-control” and that you would continue to pay for such individual’s group health and welfare benefits for the applicable period. Please expand your disclosure to quantify the value of the health and welfare benefits as appropriate. Refer to Item 402(j)(1) and Instruction 2 of Item 402(j) of Regulation S-K.

Response:

The Company will expand its disclosure in future filings to quantify the value of the health and welfare benefits that would be provided for the applicable period to each of Messrs. Flynn, Friedman, Henry and Pappagallo.

5.	We note footnote (5) to the table on page 16 stating that Mr. Flynn’s options vest immediately upon retirement. Please revise your disclosure to clarify whether a termination due to a change of control or death or disability would accelerate the vesting of Mr. Flynn’s options or whether Mr. Flynn would otherwise be eligible to retire and quantify the value of such acceleration as appropriate. Refer to Item 402(j)(2) of Regulation S-K.

Response:

The Company will revise its disclosure in future filings to clarify that a termination due to a change of control or death or disability would accelerate the vesting of Mr. Flynn’s options and that, in addition, Mr. Flynn is currently eligible to retire. As appropriate, the Company will quantify in its disclosure the intrinsic value of such acceleration of Mr. Flynn’s options based on the market price of the Company’s stock as of the year-end date specified in the table.

Compensation Discussion and Analysis, page 17

6.

We note your discussion of the compensation consultant. Please disclose the material elements of the instructions or directions the compensation committee gave the consultant. See Item 407(e)(3)(iii) of Regulation S-K.

Response:

In future filings, the Company will disclose pursuant to Item 407(e)(3)(iii) of Regulation S-K the material elements of instructions or directions given to the compensation consultant.

In 2006, as disclosed on page 18 of the Proxy Statement, the Committee directed the Company’s Human Resources Department to prepare peer analyses of total compensation and certain of its components with respect to the Company’s named executive officers. To respond to the request of the Committee, the Company’s Vice President, Human Resources retained Astron Solutions, a compensation consultant, to assist the Company’s human resources personnel in reviewing salary surveys and salary amounts provided in proxy statements with respect to the peer group of companies identified on page 18 of the Proxy Statement. The Company relied on Astron to determine the most appropriate data to be included in the analysis. The Company’s Vice President, Human Resources requested that Astron’s analysis include data from two industry compensation surveys prepared by a national trade association for real estate investment trusts and by a financial information research firm, with a particular focus on the identified peer group of companies. The Company also requested that Astron’s analysis include amounts of base pay, total cash compensation and total option adjusted compensation.

The nature and scope of Astron’s assignment, as specified by the Company’s human resources personnel in accordance with the Committee’s direction to the Company’s Human Resources Department to prepare survey data, was to recommended supplemental total compensation survey sources for the Company to include in its overall market analysis. Astron reviewed market data to determine relevance to the Company’s named executive officers and provided a detailed report comparing the Company’s current practices to those of the market reviewed along with specific recommendations for revisions to the base or total cash compensation. Although Astron did not advise the Company regarding its stock option plan, Astron provided the Company with an analysis of total option adjusted compensation in which the value of options were added to the total cash compensation for each named executive officer. Upon the completion of Astron’s analysis, Astron provided the analysis to the Company’s Vice President, Human Resources, who subsequently met and reviewed and discussed the analysis directly with the Committee.

7.

You state on page 17 that you seek to design incentive compensation “to reward company-wide performance” and that you “reward the achievement of goals.” In addition, we note that the compensation committee may retain consultants to assist the committee in guiding “the development of near-term individual performance objectives that are intended to achieve long-term profitability.” To the extent you have target levels with respect to company performance or individual performance objectives, please disclose such targets. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of the targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

The Company does not employ performance goals that are based on target levels with respect to Company performance or individual performance objectives. Supplementally, the Company advises the Staff that “company-wide performance” refers generally to growth in the overall performance of the enterprise, such as the Company’s dividend awards, funds from operations and performance relative to its peer group, and that “achievement of goals” refers to the individual performance of the Company’s employees in contributing to the Company’s performance.

Allocation Among Compensation Components, page 19

8.

Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 20, you state that the committee did not use a specific formula to determine base salary, but rather, considered the individual qualifications and experience, scope of responsibilities, future potential, the goals and objectives established for each named executive officer, past performance and the practices of your peer group. Analyze how the committee’s consideration of these factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

Response:

In future filings, the Company will provide an analysis, with respect to each compensation element, of how the element was determined and why the particular levels and forms of compensation were awarded, including an analysis of how the Committee’s consideration of identified factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

In 2006, the Company used market data to determine general parameters for setting the levels of each of the three elements of its compensation (base salary, cash bonus and stock options), as discussed on page 17 of the Proxy Statement. This information was prepared by Astron, as described in response to comment 6 above and on page 18 of the Proxy Statement. The analysis includes data for base salary, total cash compensation and total compensation taking into account equity awards with respect to each of the companies in the industry peer group identified on page 18 of the Proxy Statement.

The Committee reviewed the market data with the Company’s Chief Executive Officer and its Vice President, Human Resources and discussed management’s recommendations regarding the appropriate allocation of compensation elements, as discussed on page 18 of the Proxy Statement, and the Chief Executive Officer’s recommendations for the compensation of each named executive officer. Based on this process, the Committee determined individual compensation levels for the Company’s named executive officers based on a combination of professional and technical competencies, experience in the officer’s position or similar positions in his career, and management’s assessment of the individual contributions to the overall success of the Company. The Committee used compensation ranges or guidelines to provide parameters with respect to the amount of compensation that each named executive officer is to receive relative to market trends, while allowing internal flexibility in determining actual levels of total compensation. The Company believes that this a common and well accepted practice in the REIT, financial services and other industries across the country.

As discussed on pages 19-20 of the Proxy Statement, the composition of total compensation for senior management in the Company’s peer group is as follows: (1) base salary, 30-60% of total compensation; (2) targeted bonuses, 30-45% of total compensation; and (3) equity compensation, 10-50% of total compensation. Although the Company seeks to be generally consistent with the practice of its peer group, the Company intends the compensation of its named executive officers to be weighted toward equity-based compensation and therefore generally attempts to pay a smaller portion of each named executive officer’s total compensation in the form of a base salary, relative to the Company’s peers, based on the overall value of stock option grants to the Company’s named executive officers.

In determining specific amounts of base salary, the Committee considered individual qualifications and experience, scope of responsibilities, future potential, past performance, and the practices of the Company’s peer group. These factors were not given formulaic weight, but were considered in whole by the Committee, as disclosed on page 20 of the Proxy Statement. The Committee determined the amounts of base salary in the exercise of its discretion, based on its consideration of the foregoing factors and without application of a specific quantitative formula.

In determining specific amounts of annual bonus awards, the Committee targeted bonuses in the range of 60% to 110% of a particular named executive officer’s base salary, as disclosed on page 21 of the Proxy Statement, with appropriate adjustments as the Committee deemed necessary to reflect contributions to the Company’s business as well as minimum bonuses guaranteed under applicable employment agreements. Specific bonus awards were set based upon the Committee’s determination of each executive’s overall contribution toward achieving the Company’s general business objectives. These comprised the qualitative factors described on page 20 of the Proxy Statement, including each named executive officer’s ability to set and achieve goals within areas of his responsibility, leadership and mentoring of the Company’s junior executives and overall contribution to the Company’s business. In making specific awards, the Committee exercised its discretion and does not employ quantitative metrics with respect to the various factors that the Committee considers.

In determining equity-based awards, the Committee evaluated each named executive officer’s contribution to the Company’s business, as disclosed on page 21 of the Proxy Statement. The Committee analyzed these factors with respect to total compensation and set equity awards in amounts intended to provide compensation that was predominantly equity-based, consistent with the Company’s compensation philosophy described on page 19 of the Proxy Statement. The Company has historically provided approximately 50% of total compensation to Messrs. Cooper, Flynn and Henry in the form of stock options, as well as approximately 33% of the compensation to Messrs. Pappagallo and Friedman in stock options. These amounts compare with benchmark peer group equity compensation awards approximately equal to 10% to 50% of overall compensation.

9.

You state on page 19 that you attempt to be generally consistent with the practices of your peer group although you make appropriate adjustments for your business, culture and past compensation practices. Please expand your disclosure to discuss these adjustments. You further state on page 20 that, in the future, allocations among elements of compensation may vary in accordance with a particular named executive officer’s overall contributions to your business. Please disclose how the allocations among elements of compensation may vary depending on a particular named executive officer’s overall contributions.

Response:

In future filings, the Company will expand its disclosure to discuss adjustments made from peer group practices and to disclose how allocations among elements of compensation may vary depending on a particular named executive officer’s contributions.

In 2006, the Committee considered data provided by the Company’s Vice President, Human Resources regarding peer group executive officer compensation both in total and by element, to the extent such information was available. As described on page 17 of the Proxy Statement, the Committee sought to adjust each named executive officer’s compensation package so that his cash compensation is slightly below the median of the peer group and the equity compensation is slightly above the median.

Further adjustments to compensation in 2006 based on an individual named executive officer’s overall contribution to the business were made at the discretion of the Committee. The Committee did not employ a quantitative formula or methodology in making these adjustments. Instead, the Committee made its determinations in the exercise of its discretion and based upon its assessment of the contributions to the Company of each named executive officer over the prior year.

Elements of Compensation, page 20

10.

We note that you allow your employees, including your named executive officers, who receive over 10,000 stock options each year to receive a portion of their option grant (up to 20%) in the form of restricted stock. We further note that such restricted stock awards vest completely after five years with no interim vesting periods and if any employee receiving restricted stock is terminated for any reason, he or she would not receive the underlying shares of stock. Please expand your disclosure to discuss the restricted stock awards as they relate to your named executive officers and discuss the impact of a change-in-control or death or disability on these awards.

Response:

To date, none of the Company’s named executive officers has elected to receive any portion of his option grant in restricted stock pursuant to this program. In future filings, the Company will revise its disclosure to indicate whether any named executive officer has made an election to receive a portion of his option grant in restricted stock. In the event that a named executive officer makes such an election, the Company will expand its disclosure with respect to the year in which an election is made to discuss the restricted stock awards as they relate to the Company’s named executive officers, with specific reference to change-in-control or death or disability provisions.

11.

We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Response:

As disclosed on page 22 of the Proxy Statement, the Company does not have any separate program or agreement that pays severance or post-termination payments to its named executive officers. Each of the named executive officers (other than the Company’s chief executive officer, Mr. Milton Cooper, who does not have an employment agreement with the

Company) are entitled only to such severance and post-termination payments as are specified in their respective employment agreements. Each of these employment agreements is individually negotiated and results from the consideration of specific facts and circumstances at the time each employment agreement is negotiated.

In future filings, the Company will expand its disclosure to clarify that the Company believes that its severance and post-termination arrangements serve as an inducement to the Company’s executives to enter into employment agreements with the Company. The specific arrangements are reached as the result of individualized, separate negotiations with each of the named executive officers. The structure of the terms and payout levels generally entitle each executive to continuing payments equal, in the aggregate, to his base salary for the greater of the balance of the term of the agreement or one year, which, in the Company’s view, represents the benefit of the overall bargain struck between the Company and each named executive officer with respect to his employment agreement.

Certain Relationships and Related Transactions, page 26

12.

We note that the company reviews all relationships and transactions in which the company and your directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Please provide additional information describing your policies and procedures, such as any standards to be applied pursuant to such policies or whether such policies are in writing. Refer to Item 404(b)(1) of Regulation S-K.

Response:

The Company will in future filings revise the introductory paragraph of its disclosure regarding “Certain Relationships and Related Transactions” section as follows:

The Company reviews all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our current written policies and procedures for review, approval or ratification of relationships or transactions with related persons are set forth in our:

•	Code of Business Conduct and Ethics;
•	Corporate Governance Guidelines;
•	Nominating and Corporate Governance Committee Charter; and
•	Audit Committee Charter

Our Code of Business Conduct and Ethics applies to all of our directors, officers, associates and agents and contains general guidelines for conducting our business consistent with the highest standards of business ethics. Any employee who knows of or suspects a violation of this Code must immediately report the conduct to the Vice President of Human Resources, who will work directly with that employee to investigate the concern, or the employee may anonymously report the known or suspected violation via our Helpline. The Code requires that employees identify and disclose conflicts of interest, such as a significant financial interest in a company that competes with us, or the acceptance of a gift from an individual or entity who might benefit or appear to benefit from the employee’s relation with the Company.

Our Corporate Governance Guidelines provide that the Nominating and Corporate Governance Committee will review annually the relationships that each director has with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company), in the course of making independence determinations under the NYSE standards. Directors are expected to avoid any action, position or interest that conflicts with the interests of the Company or gives the appearance of a conflict. If an actual or potential conflict of interest develops, the director should immediately report the matter to the Chairman of the Board. Any significant conflict must be resolved or the director should resign. If a director has a personal interest in a matter before the Board, the director will disclose the interest to the Board, excuse himself or herself from discussion on the matter and not vote on the matter. The Corporate Governance Guidelines further provide that the Board of Directors is responsible for reviewing and, where appropriate, approving major changes in, and determinations under the Company’s Guidelines, Code of Business Conduct and Ethics and other Company policies. The Guidelines also provide that the Board of Directors has the responsibility to ensure that the Company’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations.

Our Nominating and Corporate Governance Committee Charter provides that the Committee will, at least annually, review the relationships that each director has with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

In addition, the Company’s legal staff is primarily responsible for obtaining information through questionnaires and other appropriate procedures from the directors and executive officers with respect to related-person transactions and then determining whether the Company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company’s proxy statement. Pursuant to the Audit Committee’s charter and its policy regarding related-person transactions, as recorded in its minutes, the Audit Committee reviews and approves or ratifies related-person transactions that are required to be disclosed as well as all other related-person transactions identified to the Audit Committee by management or the Company’s internal audit function. In the course of its review and approval or ratification of a related-party transaction for which disclosure is required, the Audit Committee routinely considers: the nature of the related-person’s interest in the transaction; the material terms of the transaction; the importance of the transaction to the related person and to the Company and the extent to which such transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and any other matters deemed appropriate by the Audit Committee. All related-party transactions described in this proxy statement have been reviewed in accordance with this policy.

13.

We note that Mr. Paul Dooley, Mr. Patrick Flynn, Mr. Conor Flynn and Mr. Ross Cooper are each employed by the company with cash salaries commensurate with their positions. Please revise your disclosure to quantify each individual’s cash salary. Refer to Item 404(a) of Regulation S-K and the text of the Securities Act Release 33-8732A, marked by footnote 449.

Response:

In future filings, the Company will revise its disclosure to quantify each individual’s cash salary.

*****

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Kevin Stogner at (202) 637-2177.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Milton Cooper, Chairman & CEO
Kimco Realty Corporation

Michael Pappagallo, CFO

Kimco Realty Corporation

Joe Grills, Chairman, Executive Compensation Committee

Kimco Realty Corporation